

Mail Stop 4546

April 18, 2017

Zeev Weiss
Chief Executive Officer
Intec Pharma Ltd.
12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

     Re: **Intec Pharma Ltd.**
                 Registration Statement on Form F-3
                 Filed April 7, 2017
                 File No. 333-217189

Dear Mr. Weiss:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Johnny Gharib at (202) 551-3170 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joshua M. Samek, Esq.
       Greenberg Traurig, P.A.